Correspondence

April 22, 2011

VIA FAX and EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Lisa Etheredge, Chambre Malone, Pamela Long

Re:	Zhongtian Mould Technologies, Inc. Item 4.01/4.02 Form 8-K filed March 30, 2011 File No. 0-54038

Dear Ms. Etheredge:

On behalf of Zhongtian Mould Technologies, Inc. (the “Company”), set forth herein are the Company’s responses to the comments contained in the comment letter (the “Comment Letter”), dated March 31, 2011, from the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), with respect to the above referenced filings by the Company.

For your convenience, we set forth each comment from the Comment Letter in bold typeface and include the Company’s response below it.  The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

Item 4.01/4.02 Form 8-K

1.           We note your responses to our comment letter dated March 24, 2011. As required by Item 304(a)(1)(iv) of Regulation S-K, please amend Item 4.01 of your Form 8-K to:

•
describe the specific nature of the interaction between the company’s senior management and MaloneBailey’s staff that caused your former auditor to indicate they could no longer rely on management’s representations;

•	state whether the audit committee of the board of directors, or the board of directors, discussed the subject matter of this disagreement with the former accountant; and

•
indicate whether the company has authorized the former accountant to respond fully to the inquiries of the successor accountant concerning the subject matter of your disagreement and, if not, describe the nature of any limitation thereon and the reasons for such limitations.

Company’s Response:

Please be advised that in response to the Staff’s comment, the Company amended Item 4.01 Form 8-K filed on March 30, 2011 to state the following:

The interactions between the Company's senior management and MaloneBailey's staff that caused MaloneBailey to indicate that they could no longer rely on management’s represents include the following: : in the resignation letter dated March 24, 2011, MaloneBailey advised the Company that information regarding interactions between the Company's senior management and MaloneBailey's staff on March 5, 2011 and March 6, 2011 had come to its attention and led it to no longer be able to rely on management's representations as it relates to the previously issued financial statements and its February 11, 2011 opinion related to its audits of the consolidated financial statements for the fiscal years 2009 and 2008.

The Company disagreed with MaloneBailey on the allegations addressed in its resignation letter. There was no evidence to prove that the Company’s staff had given the auditing staff money or intended to influence the auditor. Unfortunately,  MaloneBailey still decided to resign from  its engagement .  The Company accepts its resignation but could not accept its allegation to the Company senior staff.   That is all the Company would like to say about “the interaction”.

2.           Please supplementally tell us the following regarding the disagreement disclosed in your form 8-K:

•	the amounts involved;

•	why the disagreement could not be resolved or how it was resolved;

•	how and by whom any amounts were determined; and

•	whether or not you restated (or intend to restate) any prior period for any adjustment, and if not, why not.

Company’s Response:

Please be advised that there is no evidence to prove  the Company’s senior management has approached and offered MaloneBailey’s staff with money in order to influence him to make false statements about anything.

The Company disagrees with MaloneBailey that the previously issued financial statements could be materially misstated as it has no evidence that there is any merit to the auditor’s accusations.  However, in view of the enormous costs associated with being a public company in the United States and the Company’s inability to continue to finance such costs, on April 15, the Company’s shareholders and Board have unanimously resolved to de-register the Company from its current registered status in the Unites States, and consequently, the Company will not restate any prior period.

3.           Please amend Item 4.01 of Form 8-K to cover the interim period from the date of the last audited financial statements to March 24, 2011, the date of resignation. Your current disclosure only covers the period through March 10, 2011.  See Item 304(a)(1)(iv) of Regulation S-K.

Company’s Response:

Please be advised the Company will amend Item 4.01 in the 8-K filed on March 30, 2011 to cover the interim period from the date of the last audited financial statements to March 24, 2011, the date of resignation.

4.           To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

Company’s Response:

Please be advised that the Company will provide MaloneBailey with a copy of the disclosures today before filing  the Current Report on Form 8-K/A, and will request that MaloneBailey furnish a letter addressed to the SEC stating whether or not it agrees with the statements made therein. When we receive reply from MaloneBailey, we will file its letter as Exhibit 16.1 to our next 8-K/A filing.

5.           When you engage a new accountant, please report the engagement in a new Form 8-K and comply with the requirement of Item 304(a)(2) of Regulation S-K. In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.

Company’s Response:

Please be advised that in view of the enormous costs associated with being a public company in the United States and the Company’s inability to continue to finance such costs, on April 15, the Company’s shareholders and Board have unanimously resolved to de-register the Company from its current registered status in the Unites States. They also further resolved to dissolve the Company and return all the economic interests back to their original owners.

If the Company decides to become a registered company and engages any new accountant in the future, it will report the engagement in a new Form 8-K and comply with Item 304(a)(2) of Regulation S-K. It will also disclose any consultations up through the date of engagement.

*     *     *     *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in their filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact us at (86) 595-8519-2801   if you have any further comments or questions regarding this matter.  Our fax number is (86) 595-8519-2803.

Sincerely,
/s/ Fajin Chen
Fajin Chen
Chief Executive Officer